                                              FILED PURSUANT TO RULE 424(b)(3)
                                              REGISTRATION NO. 333-61757


PROSPECTUS

                                3,500,000 SHARES

                     PEOPLES HERITAGE FINANCIAL GROUP, INC.

                                  COMMON STOCK

     This Prospectus covers 3,500,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), which may be offered and issued by Peoples Heritage Financial Group, Inc. (the "Company"), a Maine corporation, from time to time in connection with the merger with or acquisition by the Company or its subsidiaries of the assets or securities of financial institutions and businesses in which bank holding companies and their subsidiaries can engage. The consideration for any such acquisitions may consist of Common Stock, cash, notes or other evidences of debt, convertible or exchangeable securities, assumptions of liabilities or a combination thereof.

     It is expected that the terms of acquisitions involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company, or in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. The Company anticipates that the Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of the agreement on the terms of an acquisition or at the time of delivery of the Common Stock.

     The Company does not expect that an underwriting discount or commission will be paid by the Company in connection with issuances of Common Stock pursuant to this Prospectus. However, finders' fees, brokers' commissions or financial advisory fees may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of Common Stock covered by this Prospectus. Any person receiving any such fee may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     The Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "PHBK." On August 25, 1998, the last sale price of the Common Stock as reported on the Nasdaq Stock Market's National Market was $18.75.

     SEE "RISK FACTORS" BEGINNING ON PAGE FOUR FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

                                 --------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

     THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

                 The date of this Prospectus is August 26, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site on the Internet that contains reports, proxy statements, information statements and other information filed electronically by the Company with the Commission. The address of the site is http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits thereto. For further information, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or through the Commission's Internet Web site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1.   Annual Report on Form 10-K for the year ended December 31, 1997;

     2. Quarterly Report on Form 10-Q for the three months ended March 31 and June 30, 1998;

     3. Current Reports on Form 8-K filed by the Company on April 22, April 28, July 20, as amended on July 24, and July 23, 1998;

     4. The description of the Common Stock which is contained in the Registration Statement on Form S-4 filed by the Company on December 31, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests should be directed to Peoples Heritage Financial Group, Inc., P.O. Box 9540, One Portland Square, Portland, Maine 04112-9540, Attention:
Brian Arsenault (telephone no. (207) 761-8517).

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in addition to the other information included or incorporated by reference in this Prospectus before making an investment in the Common Stock. Certain statements contained or incorporated by reference herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on various assumptions (some of which are beyond the Company's control), may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "believe," "commitment," "consider," "continue," "could," "encourage," "estimate," "expect," "intend," "may," "plan," "present," "propose," "prospect," "will," future or conditional verb tenses, similar terms, variations on such terms or negatives of such terms. Although the Company believes that the anticipated results or other expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that those results or expectations will be attained. Actual results could differ materially from those indicated in such statements due to risks, uncertainties and changes with respect to a variety of factors, including, but not limited to, those described below and other factors generally affecting the banking industry. Some, but not all, of these risks are summarized below as well as in the Company's reports and filings with the Commission, including its periodic reports under the Exchange Act. The Company does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Risks Related to Certain Lending Activities

     The Company's lending activities include loans secured by existing multi-family residential and commercial real estate. In addition, from time to time the Company originates loans for the construction of multi-family residential real estate and land acquisition and development loans. Multi-family residential, commercial real estate and construction lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful completion or operation of the project for repayment, the difficulties in estimating construction costs and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at stated maturity. There can be no assurance that the Company's multi-family residential, commercial real estate and construction lending activities will not be adversely affected by these and the other risks related to such activities.

     The Company's lending activities also include commercial business loans and leases to small to medium businesses, which generally are secured by various equipment, machinery and other corporate assets, and a wide variety of consumer loans, including home improvement loans, home equity loans, education loans and loans secured by automobiles, boats, mobile homes, recreational vehicles and other personal property. Although commercial business loans and leases and consumer loans generally have shorter terms and higher interests rates than mortgage loans, they generally involve more risk than mortgage loans because of the nature of, or in certain cases the absence of, the collateral which secures such loans.

Effects of Changes in Interests Rates

     The Company's operating results depend to a large extent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates can affect the Company's net interest income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities, as well as, among other things, the ability of the Company to originate loans; the value of the Company's interest-earning assets and its ability to realize gains from the sale of such assets; the average life of the Company's interest-earning assets; the value of the Company's mortgage servicing rights; and the Company's ability to obtain deposits in competition with other available investment alternatives. Interests rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the control of the Company. Although management believes that the estimated maturities of the Company's interest-earning assets currently are well balanced in relation to the estimated maturities of its interest-bearing liabilities (which involves various estimates as to how changes in the general level of interest rates will impact such assets and liabilities), there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates.

Dependence upon Economic Conditions

     The Company's profitability is primarily dependent on the profitability of its banking subsidiaries, which derive substantially all of their loans, deposits and other business from Maine, New Hampshire and north-central Massachusetts. The banking industry in northern New England is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. During the late 1980s and early 1990s, severely depressed real estate prices materially and adversely affected the northern New England economies, causing a severe recession and significant unemployment in the region. Although these economies have improved considerably more recently, there can be no assurance that the Company will be able to withstand adverse economic changes in the northern New England economies should they occur, or that adverse developments in general economic conditions in the national economy will not adversely affect the Company's financial condition or results of operations. Accordingly, the Company will remain subject to risks associated with prolonged declines in either local or national economies.

Restrictions on Paying Dividends

     The Company's ability to pay dividends to its shareholders depends to a large extent upon the dividends the Company receives from its banking subsidiaries. Dividends paid by the Company's banking subsidiaries are subject to restrictions under various federal and state banking laws. In addition, the Company and each of its banking subsidiaries must maintain certain capital levels, which may restrict the ability of such banking subsidiaries to pay dividends to the Company and the Company to pay dividends to its shareholders.

Preemptive Rights Denied and Dilution

     The Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"), do not provide shareholders with a preemptive right to subscribe for additional shares of Common Stock upon any increase thereof. Thus, upon the issuance of any additional shares of Common Stock or other voting securities of the Company or securities convertible into Common Stock or other voting securities of the Company, persons who receive shares of Common Stock in transactions with the Company may be unable to maintain their pro rata voting or ownership interest in the Company.

Anti-Takeover Provisions

     The Articles authorize the Board of Directors of the Company to issue shares of preferred stock of the Company ("Preferred Stock") without shareholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company.

     The Articles and the Bylaws of the Company contain a number of other provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company, including provisions in the Articles:
(i) classifying the Board of Directors of the Company into three classes to serve for three years with one class being elected annually; (ii) authorizing the Board of Directors of the Company to fix the size of the Board between three and 25 directors; (iii) authorizing directors to fill vacancies in the Board;
(iv) increasing the vote for removal of directors by shareholders; (v) increasing the amount of stock required to be held by shareholders seeking to call a special meeting of shareholders; and (vi) requiring an increased vote of shareholders to approve certain business combinations unless certain price and procedural requirements are met or the Board of Directors of the Company approves the business combination in the manner provided therein. The provisions in the Bylaws of the Company include specific conditions under which (i) persons may be nominated for election as directors of the Company at an annual meeting of shareholders; and (ii) business may be transacted at an annual meeting of shareholders.

     In addition to the foregoing, the Company has adopted a shareholder rights plan which generally would cause substantial dilution to a person or group of persons that acquires 20% or more of the outstanding Common Stock if a Triggering Event (as defined) thereafter occurs without the rights issued pursuant to such plan having been redeemed by the Board of Directors of the Company. Sections 611-A and 910 of the Maine Business Corporation Act also may have anti-takeover effects.

     The foregoing provisions and instruments may discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors of the Company. Accordingly, holders of Common Stock may be deprived of an opportunity to sell their shares of Common Stock at a substantial premium over the market price of such shares. In addition, federal law also requires the approval of the Federal Reserve Board prior to the acquisition of "control" of a bank holding company.

Governmental Regulation

     The Company and its subsidiaries are subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors. In addition, the Company and its subsidiaries are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted but could adversely affect the business and operations of the Company and its subsidiaries in the future.

Competition

     The Company and its subsidiaries are subject to vigorous competition in all aspects and areas of their business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. The Company also competes with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Certain of the Company's competitors are larger financial institutions with substantially greater resources, lending limits, larger branch systems and a wider array of commercial banking services.

     The Company generally has been able to compete effectively with other financial institutions by emphasizing customer service, including local decision-making, by establishing long-term customer relationships and building customer loyalty and by providing products and services designed to address the specific needs of its customers. No assurance can be given, however, that the Company will continue to be able to compete effectively with other financial institutions in the future.

     The financial services industry is likely to become even more competitive as further technological advances enable more companies to provide financial services. These technical advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Year 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Company has implemented a year 2000 committee to execute a plan of compliance. The Company believes that, with modifications to existing software already completed or contemplated in the near future, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. The Company expects to be Year 2000 compliant by the end of 1998 and that expenses incurred in connection with such compliance will not exceed $1.7 million, of which $858,000 had been incurred as of June 30, 1998. There can be no assurance that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations.

Acquisitions

     Acquisitions have been, and are expected to continue to be, an important part of the expansion of the Company's business. As of June 30, 1998, the Company has completed three acquisitions which have been accounted for under the pooling-of-interests method and six acquisitions accounted for under the purchase method since January 1, 1994. PHFG continually evaluates acquisition opportunities and frequently conducts due diligence in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of PHFG's book value and net income per common share may occur in connection with any future transactions.

                                   THE COMPANY

     The Company is a multi-bank and financial services holding company which is incorporated under the laws of the State of Maine. The Company conducts business from its executive offices in Portland, Maine and, as of June 30, 1998, 191 banking offices located throughout Maine, New Hampshire and northern Massachusetts. At June 30, 1998, the Company had consolidated assets of $9.8 billion and consolidated shareholders' equity of $723.5 million. Based on total assets at June 30, 1998, the Company is the largest independent bank holding company headquartered in northern New England and the fifth largest independent bank holding company headquartered in New England.

     The Company offers a broad range of commercial and consumer banking services and products and trust and investment advisory services through three wholly-owned banking subsidiaries: Peoples Heritage Bank, Bank of New Hampshire and Family Bank, FSB. Peoples Heritage Bank is a Maine-chartered bank, which operates offices throughout Maine and, through subsidiaries, engages in mortgage banking, financial planning, equipment leasing, securities brokerage and insurance brokerage activities. At June 30, 1998, Peoples Heritage Bank had consolidated assets of $4.0 billion and consolidated shareholder's equity of $304.5 million. Bank of New Hampshire is a New Hampshire-chartered commercial bank which operates offices throughout New Hampshire. At June 30, 1998, Bank of New Hampshire had consolidated assets of $4.3 billion and consolidated shareholder's equity of $323.7 million. Family Bank, FSB is a federally-chartered savings bank which operates offices in the Merrimack Valley area of Greater Haverhill and Greater Lowell, Massachusetts and in southern New Hampshire. At June 30, 1998, Family Bank, FSB had consolidated assets of $1.6 billion and consolidated shareholder's equity of $138.0 million.

     The executive offices of the Company are located at One Portland Square, Portland, Maine 04112-9540, and its telephone number is (207) 761-8500.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (Dollars in Thousands, Except Per Share Data)

     The following selected consolidated financial data for the five years ended December 31, 1997 is derived in part from the audited consolidated financial statements of the Company which give retroactive effect to the Company's acquisition of CFX Corporation under the pooling-of-interests method of accounting on April 10, 1998. The following selected consolidated financial data at June 30, 1998 and for the six months ended June 30, 1998 and 1997 is derived from unaudited consolidated financial statements of the Company, which include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations at such date and for such periods. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1998. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, consolidated financial statements of the Company, including the related notes, incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference."

                                                                                    December 31,
                                      June 30,       --------------------------------------------------------------------------
BALANCE SHEET DATA:                     1998            1997            1996            1995            1994            1993
                                     ----------      ----------      ----------      ----------      ----------      ----------
Total assets                         $9,768,079      $9,668,242      $7,767,655      $6,168,281      $5,673,436      $5,494,810
Debt and equity securities, net       1,614,254       1,830,942       1,564,647       1,307,767       1,305,269       1,356,368
Total loans and leases, net(1)        6,301,529       6,434,238       5,161,179       4,024,307       3,740,024       3,420,416
Goodwill and other intangibles          122,324         127,416          80,884          32,676          31,189          33,879
Deposits                              6,851,183       6,747,419       5,936,430       4,834,969       4,426,847       4,457,219
Borrowings                            1,970,537       1,982,190       1,042,312         674,694         670,829         450,637
Shareholders' equity                    723,457         720,783         676,847         586,500         515,423         495,522
Nonperforming assets                     66,778          69,427          62,266          67,394          89,295         145,651
Book value per share                       8.27            8.23            7.71            7.24            6.45            6.25
Tangible book value per share              6.87            6.79            6.78            6.84            6.08            5.83

                                           Six Months Ended
                                               June 30,                             Year Ended December 31,
                                        ---------------------     ------------------------------------------------------------
OPERATIONS DATA:                          1998         1997         1997         1996         1995         1994         1993
                                        --------     --------     --------     --------     --------     --------     --------

Interest and dividend income            $357,649     $300,845     $641,751     $509,477     $454,657     $383,393     $369,388
Interest expense                         174,992      135,315      297,275      230,182      202,760      159,656      165,306
                                        --------     --------     --------     --------     --------     --------     --------
Net interest income                      182,657      165,530      344,476      279,295      251,897      223,737      204,082
Provision for loan and lease losses        5,981        1,962        4,548        5,185        8,044        6,996       28,077
                                        --------     --------     --------     --------     --------     --------     --------
Net interest income
 after provision for loan and lease
 losses                                  176,676      163,568      339,928      274,110      243,853      216,741      176,005
Net securities gains                       2,050          778        2,697        3,287        2,499          401        1,183
Other noninterest income                  49,789       35,218       79,783       57,423       46,656       41,625       42,871
Noninterest expense (excluding
 special charges)                        140,564      123,346      261,965      209,716      188,573      186,287      181,071
Special charges(2)                        35,374           --       18,591        9,627        4,958          559          300
                                        --------     --------     --------     --------     --------     --------     --------
Income before income
 tax expense                              52,577       76,218      141,852      115,477       99,477       71,921       38,688
Income tax expense                        17,227       26,257       49,517       39,444       33,437       21,136        3,372
                                        --------     --------     --------     --------     --------     --------     --------
Net income                              $ 35,350     $ 49,961     $ 92,335     $ 76,033     $ 66,040     $ 50,785     $ 35,316
                                        ========     ========     ========     ========     ========     ========     ========
Net income per share(3):

    Basic                               $   0.40     $   0.57     $   1.06     $   0.94     $   0.82     $   0.64     $   0.46
    Diluted                                 0.39         0.56         1.04         0.92         0.80         0.63         0.46
Dividends per share                         0.22         0.19         0.46         0.34         0.29         0.18         0.11

                                          At or For the
                                         Six Months Ended
                                             June 30,                        At or For the Year Ended December 31,
                                         -----------------        ---------------------------------------------------------

OTHER DATA:                              1998         1997         1997         1996         1995         1994         1993
                                         ----         ----         ----         ----         ----         ----         ----
Return on average assets                 0.73%        1.27%        1.09%        1.15%        1.13%        0.92%        0.67%
Return on average equity(4)              9.86        14.74        13.29        12.69        12.04         9.97         7.56
Average equity to average
  assets(4)                              7.44         8.63         8.23         9.05         9.35         9.19         8.83
Interest rate spread(4)                  3.58         4.10         3.86         3.98         4.06         3.96            *
Net interest margin(4)                   4.13         4.66         4.45         4.56         4.64         4.40         4.21
Tier 1 leverage capital ratio
  at end of period                       7.16         8.33         7.51         8.56         9.14         8.93         8.77
Dividend payout ratio                   51.52        36.26        43.63        38.75        35.69        28.49        24.14
Efficiency ratio(5)                     58.52        59.56        59.78        62.28        63.16        70.20        73.32
Nonperforming assets as a percent
  of total assets at end of
  period                                 0.68         0.77         0.72         0.80         1.09         1.57         2.65

----------


(1) Does not include loans held for sale.

(2) Special charges consist of merger-related expenses and, in 1997, a $7.2 million pre-tax charge relating to CFX Funding.

(3) Excluding special charges, PHFG's basic income per share would have been $0.68, $0.57, $1.20, $1.03, $0.86, $0.65 and $0.46 for the six months ended June
30, 1998 and 1997 and the years ended December 31, 1997, 1996, 1995, 1994 and
1993, respectively, and PHFG's diluted income per share would have been $0.67, $0.56, $1.18, $1.01, $0.85, $0.64 and $0.46 for the same respective periods.

(4) Excludes the effect of unrealized gains or losses on securities available for sale.

(5) The efficiency ratio represents operating expenses, excluding distributions on securities of subsidiary trust and special charges, as a percentage of net interest income and noninterest income, excluding net securities gains.

*  Information is not available.

                      COMMON STOCK AND DIVIDEND INFORMATION

     The Common Stock is traded on the Nasdaq Stock Market's National Market. The following table sets forth the high and low prices of the Common Stock as reported on the Nasdaq Stock Market's National Market and the dividends declared per share of Common Stock for the periods indicated. The prices and dividends per share have been retroactively adjusted to reflect a two-for-one split of the Common Stock effective May 18, 1998.

                                                       Market Price
                                          --------------------------------------
                                                                                      Dividends Declared
                                                 High                  Low                Per Share
                                          -----------------     ----------------     ------------------

                 1998
------------------------------------
First Quarter                                    $24.66                $18.69                  $0.11

Second Quarter                                    26.75                 21.56                   0.11

Third Quarter (through                            26.00                 18.00                     --
   August 25)



                 1997
------------------------------------

First Quarter                                     16.25                 12.94                   0.09

Second Quarter                                    19.00                 13.00                   0.09

Third Quarter                                     21.56                 18.00                   0.095

Fourth Quarter                                    23.81                 18.94                   0.105



                 1996
------------------------------------

First Quarter                                     11.38                  9.50                   0.08

Second Quarter                                    11.13                  9.69                   0.085

Third Quarter                                     11.81                  9.50                   0.085

Fourth Quarter                                    14.31                 11.25                   0.085


     As of June 30, 1998, there were 87,565,134 shares of Common Stock outstanding which were held by approximately 12,000 holders of record. Such number of record holders does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

     The Company has historically paid quarterly dividends on the Common Stock and currently intends to continue to do so in the foreseeable future. The Company's ability to pay dividends depends on a number of factors, however, including restrictions on the ability of its banking subsidiaries to pay dividends under federal and state banking laws, and as a result there can be no assurance that dividends will be paid in the future.

                                 USE OF PROCEEDS

     The Common Stock offered hereby will be issued in connection with future acquisitions of assets or securities of other entities as described herein. Other than the assets or securities acquired, the Company will not receive any proceeds upon the issuance of Common Stock in connection therewith or upon the sale from time to time of such Common Stock by the holders thereof.

                              PLAN OF DISTRIBUTION

     The Company will issue the Common Stock being offered hereby from time to time in connection with the merger with or the acquisition by the Company or its subsidiaries of the assets or securities of financial institutions and businesses in which bank holding companies and their subsidiaries can engage. The consideration for any such acquisitions may consist of Common Stock, cash, notes or other evidences of debt, convertible or exchangeable securities, assumptions of liabilities or a combination thereof.

     It is expected that the terms of acquisitions involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company, or in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. The Company anticipates that the Common Stock issued in any such acquisition will be valued at a price reasonably related to the market value of the Common Stock either at the time of the agreement on the terms of an acquisition or at the time of delivery of the Common Stock. The aggregate number of shares of Common Stock to be issued at any time, and the issue price and any other specific terms of any particular issuance in respect of an acquisition, will be set forth in an accompanying Prospectus Supplement in each case where registration of the Common Stock under the Securities Act is required, together with a description of any arrangement involving an agent or underwriter and any compensation payable under the terms of such arrangement.

     The Company does not expect that an underwriting discount or commission will be paid by the Company in connection with issuances of Common Stock pursuant to this Prospectus. However, finders' fees, brokers' commissions or financial advisory fees may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of Common Stock covered by this Prospectus. Any person receiving any such fee may be deemed to be an underwriter within the meaning of the Securities Act.

     All expenses of the offering of Common Stock by the Company pursuant hereto will be paid by the Company.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by the law firm of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

                                     EXPERTS

     The financial statements and related financial statement schedules of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Current Report on Form 8-K filed on July 23, 1998, and the financial statements and related financial statement schedules of The Safety Fund Corporation and of Community Bankshares, Inc. incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K, filed on April 22, 1998, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

     The financial statements and related financial statement schedules of CFX Corporation incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K, filed on April 22, 1998, have been audited by Wolf & Company, P.C., independent certified public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

     The financial statements and related financial statement schedules of Portsmouth Bank Shares, Inc. incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K, filed on April 22, 1998, have been audited by Shatswell, MacLeod & Company, P.C., independent certified public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

===============================================================================


     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospec- tus nor any sales made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

         TABLE OF CONTENTS

                                             Page

Available Information.....................     2
Incorporation of Certain Documents
  by Reference............................     2
Risk Factors..............................     4
The Company...............................     9
Selected Consolidated
    Financial Data.......................     10
Common Stock and Dividend
    Information..........................     12
Use of Proceeds..........................     13
Plan of Distribution.....................     13
Legal Matters............................     14
Experts..................................     14





         3,500,000 Shares






         PEOPLES HERITAGE
      FINANCIAL GROUP, INC.






           Common Stock


           -------------
            Prospectus
           -------------


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